

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

<u>Via E-mail</u>
Tatiana Fumioka
President
Vetro, Inc.
Jicinska, 2285/4
Prague, Czech Republic 13000

> **Re:** **Vetro, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 16, 2013**
> **File No. 333-188648**

Dear Ms. Fumioka:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please file a copy of the subscription agreement.

Risk Factors, page 7

The Company's Investors May Suffer Future Dilution…, page 14

3. Because you currently have 8,000,000 shares issued and outstanding, it appears that you will have 16,000,000 shares issued and outstanding if you sell the 8,000,000 shares being offered in the offering. Please revise the second sentence of this risk factor.

Dilution of the Price You Pay for Your Shares, page 15

4. Please revise to also provide a narrative summary and table of the dilution to new investors assuming 25% of the shares are sold. In addition, please revise the table of estimated expenses for the next twelve month period on page 20 to include a column assuming 25% of the shares offered are sold.

5. Please tell us what the "capital contribution" line item in the table of "existing stockholders if all the shares are sold" represents.

Management's Discussion and Analysis or Plan of Operation, page 17

6. Please consider describing the extent to which any of the exemptions available to you as an emerging growth company are available to you as a smaller reporting company.

Plan of Operation, page 18

7. We note that the ranges of estimated costs to secure lease agreements, purchase crepe making machines and equipment, set-up and test crepe making machines, and commence the marketing campaign do not agree to the range of estimated costs for the same items in the use of proceeds table on page 14. Please revise or advise.

Description of Business, page 22

Competition, page 23

8. Please reconcile the disclosure in this section that there are many barriers to entry in the fast food market to the statement on page 9 that there are low barriers to entry in the crepe selling market.

Financial Statements, page 31

9. We note that your financial statements included in the filing were audited by Thomas J. Harris, CPA. Please tell us why you disclose that the annual financial statements to be provided to stockholders will be audited by Seale and Beers, CPA's.

Independent Auditor's Report on Financial Statements, page F-1

10. Please have your independent accountant revise its report to comply with AU Section 508 of the Codification of Auditing Standards and Auditing Standard No. 1 of the Public Company Oversight Board. In doing so, please revise:

   • the introductory paragraph to refer to the related statements of operations, stockholders' equity and cash flows for the period from inception (August 15, 2012) to February 28, 2013;

   • the auditor's responsibility paragraph to state that the audit was conducted in accordance with the standards of the Public Company Oversight Board (United States) rather than in accordance with generally accepted auditing standards; and

   • the opinion paragraph to render an opinion as to whether the financial statements present fairly, in all material respects, the results of operations and cash flows for the period from inception to February 28, 2013.

Balance Sheet, page F-2

11. Please revise the retained earnings caption in stockholders' equity to report the cumulative net loss with a descriptive caption such as deficit accumulated during the development stage. Please refer to ASC 915-210-45-1.

Statement of Stockholders' Equity, page F-4

12. Please revise the balance of the deficit accumulated during the development stage at the end of the period to indicate that the amount is a debit rather than a credit.

Notes to the Financial Statements, page F-6

Note 1 – Organization and Business Operations, page F-6

13. Please revise to disclose that you intend to sell crepes in Czech Republic.

14. We note that the report of your independent accountant includes a going concern explanatory paragraph that makes reference to disclosures in Note 1; however, we are unable to locate such disclosure. Please revise to provide appropriate and prominent disclosure of your financial difficulties and viable plans to overcome the difficulties. The disclosure should include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the next year. Please refer to Financial Reporting Codification Section 607.02.

Exhibit 23.1

15. Please provide a currently dated auditor's consent to the use of its audit report include in the filing. Please note that a new consent is required whenever any change, other than typographical, is made to the financial statements, for an amendment if there have been intervening events since the prior filing that are material, and prior to the effectiveness of the registration statement if an extended period of time passes, generally 30 days or more, since the last filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia at (202) 551-3562 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director